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                          March 22, 2022

       Yoann Delwarde
       Chief Executive Officer
       Embrace Change Acquisition Corp.
       5186 Carroll Canyon Rd
       San Diego, CA 92121

                                                        Re: Embrace Change
Acquisition Corp.
                                                            Amendment No. 5
Registration Statement on Form S-1
                                                            Filed on March 14,
2022
                                                            File No. 333-258221

       Dear Mr. Delwarde:

              We have limited our review of your registration statement to those issues we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1/A filed March 14, 2022

       General, page 70

   1. We note your response to prior comment 2 and the statement on page 70 that you engaged the services of ARC
Group Limited to provide financial advisory services to you "in connection with this
offering." Please file the agreement between ARC and the sponsor and revise page 70 to
further clarify the services to be provided by ARC in connection with the offering
and/or identification and consummation of an initial business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yoann Delwarde
Embrace Change Acquisition Corp.
March 22, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Victor Rivera Melendez at 202-551-4182 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameYoann Delwarde
                                                           Division of
Corporation Finance
Comapany NameEmbrace Change Acquisition Corp.
                                                           Office of Real
Estate & Construction
March 22, 2022 Page 2
cc:       Giovanni Caruso
FirstName LastName